Exhibit 2.b

AGREEMENT TO FURNISH DEBT INSTRUMENTS

Pursuant to paragraph 2(b)(i) of the Instructions as to Exhibits in Form 20-F, Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”) has not included as an exhibit to its Annual Report on Form 20-F any instrument relating to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

/s/ Ruffo Pérez Pliego del Castillo
Ruffo Perez Pliego
Chief Financial Officer
Chief Financial and Strategic Planning Officer
April 30, 2026